Exhibit 99.1

GLOBUS MARITIME ANNOUNCES WAIVER OF MATURITY DATE OF CONVERTIBLE NOTE

Glyfada, Greece March 13, 2020. Globus Maritime Limited (the “Company” or “Globus”) (NASDAQ: GLBS), a dry bulk shipping company, announced today that the holder of the convertible promissory note issued by the Company on March 13, 2019 (the “Note”) entered into a waiver regarding the Note (the “Waiver”). The Waiver waives the obligation to repay the Note on the existing maturity date of March 13, 2020 and does not require the Company to repay the Note until March 13, 2021. The Note otherwise remains in effect. The Company currently owes an aggregate of $2,486,069 in principal and accrued interest pursuant to the Note.

As part of the Waiver, the Company and the holder of the Note also acknowledged that the floor price by which the Note may be converted adjusts for share splits, share dividends, share combinations, and similar transactions.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of five dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate five vessels with a total carrying capacity of 300,571 Dwt and a weighted average age of 11.8 years as of December 31, 2019.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr